Exhibit 99.2
Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31 2009	March 31 2008

Revenue
Premium income:
Annuities		$1,353	$817
Life insurance		1,549	1,388
Health insurance		1,117	980

		4,019	3,185

Net investment income (loss) (Note 6):
Change in fair value of held-for-trading assets		(905)	(1,172)
Income (loss) from derivative investments		(81)	(470)
Net gains (losses) on available-for-sale assets		(50)	28
Other net investment income		1,443	1,610

		407	(4)

Fee income		602	705

		5,028	3,886

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,380	1,269
Annuity payments		343	339
Death and disability benefits		848	681
Health benefits		800	718
Policyholder dividends and interest on claims and deposits		332	279

		3,703	3,286

Net transfers to (from) segregated funds		108	112
Increase (decrease) in actuarial liabilities (Note 8)		528	(1,540)
Commissions		397	375
Operating expenses		777	752
Premium taxes		55	52
Interest expense		97	98

		5,665	3,135

Income (loss) before income taxes and non-controlling interests		(637)	751
Income taxes expense (benefit) (Note 9)		(445)	190
Non-controlling interests in net income of subsidiaries		3	9

Total net income (loss)		(195)	552
Less: Participating policyholders’ net income		—	1

Shareholders’ net income (loss)		(195)	551
Less: Preferred shareholder dividends		18	18

Common shareholders’ net income (loss)		$(213)	$533

Average exchange rates:
	U.S. dollars	1.24	1.00
	U.K. pounds	1.79	1.99

Earnings (loss) per share (Note 3)
Basic		$(0.38)	$0.95
Diluted		$(0.38)	$0.93
Weighted average shares outstanding in millions (Note 3)
Basic		560	564
Diluted		560	566
The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. |   First Quarter 2009

Interim consolidated financial statements
Consolidated balance sheets

		As at

		March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)		2009	2008	2008

Assets
Bonds — held-for-trading		$48,963	$48,458	$50,348
Bonds — available-for-sale		10,205	10,616	9,949
Mortgages and corporate loans		22,311	22,302	21,181
Stocks — held-for-trading		3,256	3,440	4,262
Stocks — available-for-sale		913	1,018	729
Real estate		5,027	4,908	4,412
Cash, cash equivalents and short-term securities		10,427	8,879	5,273
Derivative assets		2,077	2,669	1,825
Policy loans and other invested assets		3,686	3,585	4,421
Other invested assets — held-for-trading		400	380	451
Other invested assets — available-for-sale		538	623	711

Invested assets		107,803	106,878	103,562
Goodwill		6,724	6,598	6,098
Intangible assets		1,001	878	797
Other assets		5,809	5,479	4,792

Total general fund assets		$121,337	$119,833	$115,249

Segregated funds net assets		$65,448	$65,762	$72,071

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 8)		$83,376	$81,411	$79,428
Amounts on deposit		4,111	4,079	3,749
Deferred net realized gains		248	251	272
Senior debentures		3,013	3,013	3,014
Derivative liabilities		3,253	3,219	1,141
Other liabilities		7,178	7,831	7,899

Total general fund liabilities		101,179	99,804	95,503
Subordinated debt (Note 5)		3,079	2,576	2,199
Non-controlling interests in subsidiaries		27	44	46
Total equity		17,052	17,409	17,501

Total general fund liabilities and equity		$121,337	$119,833	$115,249

Segregated funds contract liabilities		$65,448	$65,762	$72,071

Exchange rate at balance sheet date:
	U.S. dollars	1.26	1.22	1.03
	U.K. pounds	1.81	1.78	2.03
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com     15

Interim consolidated financial statements
Consolidated statements of equity

For the three months ended
	Participating		March 31	March 31
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2009	2008

Preferred shares
Balance, beginning and end of period	$—	$1,495	$1,495	$1,495

Common shares
Balance, beginning of period	—	6,983	6,983	7,033
Stock options exercised	—	—	—	2
Common shares purchased for cancellation (Note 5)	—	—	—	(30)

Balance, end of period	—	6,983	6,983	7,005

Contributed surplus
Balance, beginning of period	—	118	118	62
Stock-based compensation	—	2	2	38

Balance, end of period	—	120	120	100

Retained earnings
Balance, beginning of period	111	11,101	11,212	11,391
Net income (loss)	—	(195)	(195)	552
Dividends on common shares	—	(201)	(201)	(203)
Dividends on preferred shares	—	(18)	(18)	(18)
Common shares purchased for cancellation (Note 5)	—	—	—	(80)

Balance, end of period	111	10,687	10,798	11,642

Accumulated other comprehensive income (loss), net of taxes (Note 9)
Balance, beginning of period	(5)	(2,394)	(2,399)	(2,764)
Total other comprehensive income (loss)	1	54	55	23

Balance, end of period	(4)	(2,340)	(2,344)	(2,741)

Total retained earnings and accumulated other comprehensive income (loss)	107	8,347	8,454	8,901

Total equity	$107	$16,945	$17,052	$17,501

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$(1,731)	$(1,731)	$(245)
Unrealized foreign currency translation gains (losses), net of hedging activities	(4)	(690)	(694)	(2,556)
Unrealized gains on derivatives designated as cash flow hedges	—	81	81	60

Balance, end of period	$(4)	$(2,340)	$(2,344)	$(2,741)

Consolidated statements of comprehensive income

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2009	2008

Total net income (loss)	$(195)	$552
Other comprehensive income (loss), net of taxes (Note 9):
Unrealized foreign currency translation gains, excluding hedges	457	337
Unrealized foreign currency gains (losses), net investment hedges	(102)	(70)
Unrealized gains (losses) on available-for-sale assets	(322)	(244)
Reclassifications to net income (loss) for available-for-sale assets	20	(28)
Unrealized gains (losses) on cash flow hedging instruments	(3)	23
Reclassifications to net income (loss) for cash flow hedges	5	5

Total other comprehensive income	55	23

Total comprehensive income (loss)	(140)	575

Less: Participating policyholders’ net income	—	1
Participating policyholders’ foreign currency translation gains, excluding hedges	1	1

Shareholders’ comprehensive income (loss)	$(141)	$573

The attached notes form part of these interim consolidated financial statements.
16     Sun Life Financial Inc. | First Quarter 2009

Interim consolidated financial statements
Condensed consolidated statements of cash flows

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2009	2008

Cash flows provided by (used in) operating activities
Total net income (loss)	$(195)	$552
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	593	(1,548)
Unrealized losses (gains) on held-for-trading assets and derivatives	1,345	1,645
Amortization of deferred gains and unrealized gains on real estate investments	(28)	(30)
Accrued expenses and taxes	(209)	(536)
Investment income due and accrued	(52)	(29)
Other items not affecting cash	(406)	174
Realized losses (gains) on held-for-trading and available-for-sale assets	(340)	(30)
New mutual fund business acquisition costs capitalized	(16)	(10)
Redemption fees of mutual funds	6	5

Net cash provided by operating activities	698	193

Cash flows provided by (used in) financing activities
Borrowed funds	17	(15)
Issuance of senior financing	61	—
Collateral on senior financing	197	—
Issuance of subordinated debt (Note 5)	496	398
Issuance of common shares on exercise of stock options	—	2
Common shares purchased for cancellation (Note 5)	—	(110)
Dividends paid on common shares	(201)	(203)
Dividends paid on preferred shares	(18)	(18)

Net cash provided by financing activities	552	54

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	4,975	6,550
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(5,160)	(7,182)
Policy loans	(48)	(21)
Short-term securities	564	(101)
Other investments	362	152

Net cash provided by (used in) investing activities	693	(602)

Changes due to fluctuations in exchange rates	160	9

Increase (decrease) in cash and cash equivalents	2,103	(346)
Cash and cash equivalents, beginning of period	7,263	3,603

Cash and cash equivalents, end of period	9,366	3,257
Short-term securities, end of period	1,061	2,016

Cash, cash equivalents and short-term securities, end of period	$10,427	$5,273

Supplementary information
Cash and cash equivalents:
Cash	$803	$291
Cash equivalents	8,563	2,966

	$9,366	$3,257

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$31	$34

Net income taxes (refunds)	$(28)	$143

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     17

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

	For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2009	2008

Additions to segregated funds
Deposits:
Annuities	$2,432	$2,512
Life insurance	224	288

	2,656	2,800
Net transfers (to) from general funds	108	112
Net realized and unrealized gains (losses)	(2,346)	(3,189)
Other investment income	260	356

	678	79

Deductions from segregated funds
Payments to policyholders and their beneficiaries	1,773	2,015
Management fees	193	209
Taxes and other expenses	76	31
Effect of changes in currency exchange rates	(1,050)	(1,042)

	992	1,213

Net additions (reductions) to segregated funds for the period	(314)	(1,134)
Segregated funds net assets, beginning of period	65,762	73,205

Segregated funds net assets, end of period	$65,448	$72,071

Consolidated statements of segregated funds net assets

	As at
	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2009	2008	2008

Assets
Segregated and mutual fund units	$49,305	$49,392	$55,184
Stocks	4,506	5,178	8,190
Bonds	9,901	9,771	8,155
Cash, cash equivalents and short-term securities	1,053	863	973
Real estate	134	153	228
Mortgages	42	43	43
Other assets	3,196	2,068	866

	68,137	67,468	73,639

Liabilities	2,689	1,706	1,568

Net assets attributable to segregated funds policyholders	$65,448	$65,762	$72,071

The attached notes form part of these interim consolidated financial statements.
18     Sun Life Financial Inc. | First Quarter 2009

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2008 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2009
GOODWILL AND INTANGIBLE ASSETS
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from International Financial Reporting Standards (IFRS). The adoption of this Section did not have a material impact on these interim consolidated financial statements.
CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Effective January 1, 2009, the Company adopted the CICA Emerging Issues Committee (EIC) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC 173). EIC 173 clarifies how an entity’s own credit risk and that of the relevant counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The new guidance did not have any impact on the financial position or earnings of the Company.
3. Earnings (loss) per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

	For the three months ended
	March 31 2009	March 31 2008

Common shareholders’ net income (loss)	$(213)	$533
Less: Effect of stock options of subsidiaries(1)	1	4

Common shareholders’ net income (loss) on a diluted basis	$(214)	$529

Weighted average number of shares outstanding for basic earnings per share (in millions)	560	564
Add: Adjustments relating to the dilutive impact of stock options(2)	—	2

Weighted average number of shares outstanding on a diluted basis (in millions)	560	566

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method, which assumes that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustments relating to the dilutive impact of stock options.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
4. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which include active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three months ended March 31, 2009, consists of interest of $39 ($37 in 2008) and fee income of $11 ($14 in 2008).

	Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2009
Revenue	$2,249	$2,360	$288	$238	$(57)	$(50)	$5,028
Total net income (loss)	$194	$(407)	$28	$17	$(27)	$—	$(195)

March 31, 2008 Revenue	$2,320	$1,060	$362	$119	$76	$(51)	$3,886
Total net income	$247	$114	$59	$13	$119	$—	$552

Assets by segment as at

		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2009
General fund assets	$53,959	$47,541	$742	$6,497	$14,000	$(1,402)	$121,337
Segregated funds net assets	$32,338	$27,382	$—	$1,863	$3,865	$—	$65,448

December 31, 2008
General fund assets	$53,935	$45,746	$847	$6,274	$14,373	$(1,342)	$119,833
Segregated funds net assets	$32,333	$27,443	$—	$1,696	$4,290	$—	$65,762

March 31, 2008
General fund assets	$56,284	$39,785	$875	$5,527	$14,039	$(1,261)	$115,249
Segregated funds net assets	$36,480	$27,348	$—	$1,884	$6,359	$—	$72,071

5. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2008 annual consolidated financial statements.
SLF Inc. was above its minimum internal targets as at March 31, 2009. Sun Life Assurance’s Minimum Continuing Capital Surplus Requirement (MCCSR) ratio as at March 31, 2009 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, was above the minimum level as at March 31, 2009. In addition, other foreign operations and foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdictions in which they operate maintained capital levels above minimum local requirements as at March 31, 2009.
20     Sun Life Financial Inc. | First Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	March 31	December 31	March 31
	2009	2008	2008

Equity:
Participating policyholders’ equity	$107	$106	$97
Preferred shareholders’ equity	1,495	1,495	1,495
Common shareholders’ equity	15,450	15,808	15,909

Total equity	17,052	17,409	17,501

Other capital securities:
Subordinated debt	3,079	2,576	2,199
Sun Life Assurance debentures, Series A, B (1)	1,150	1,150	1,150

Total other capital securities	4,229	3,726	3,349

Total capital	$21,281	$21,135	$20,850

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
B) SIGNIFICANT CAPITAL TRANSACTIONS
On March 31, 2009, SLF Inc. issued $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due in 2019. The proceeds will be used for general corporate purposes, including investments in subsidiaries. These debentures bear interest at a fixed rate of 7.90% per annum payable semi-annually until March 31, 2014, and at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances plus 7.15% thereafter until maturity on March 31, 2019. SLF Inc. may redeem the debentures at the greater of par or the Canada yield price prior to March 31, 2014, and at par on or after March 31, 2014, together with the unpaid and accrued interest. The debentures are direct unsecured subordinated obligations of SLF Inc. and rank equally with all other subordinated unsecured indebtedness of SLF Inc. This subordinated debt qualifies as capital for Canadian regulatory purposes.
On January 11, 2009, the Company’s normal course issuer bid program that covered the period from January 12, 2008 to January 11, 2009 expired. SLF Inc. did not purchase any common shares under this program in 2009.
6. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included below.
FAIR VALUE AND CASH FLOW HEDGES
Results for the hedging relationships for the three months ended March 31, 2009 and March 31, 2008 are as follows:

	For the three months ended
	March 31	March 31
	2009	2008

Fair Value hedges
Income arising from hedge ineffectiveness	$3	$5
Cash Flow hedges(1)
Income (loss) due to amounts excluded from hedge effectiveness assessment	$1	$(1)

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2010, 2011 and 2012. The amounts included in accumulated other comprehensive income (OCI) related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The Company expects to reclassify losses of $4 (nil in 2008) from accumulated OCI to net income within the next 12 months.
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consist of the following:

	For the three months ended
	March 31	March 31
	2009	2008

Bonds	$(658)	$(860)
Stocks	(220)	(286)
Other invested assets	(27)	(27)
Cash equivalents and short-term securities	—	1

Total changes in fair value of held-for-trading assets	$(905)	$(1,172)

Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment as at the consolidated balance sheet dates presented; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	March 31, 2009		December 31, 2008		March 31, 2008
	Fair	unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$7,075	$2,159	$7,041	$1,875	$5,756	$522
Available-for-sale stocks(1)	370	140	430	176	373	72
Available-for-sale other invested assets(2)	217	30	194	21	159	13

Total temporarily impaired financial assets	$7,662	$2,329	$7,665	$2,072	$6,288	$607

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $7 as at March 31, 2009 ($7 and $16 as at December 31, 2008 and March 31, 2008, respectively).

(2)	These assets include available-for-sale limited partnerships and other invested assets that are accounted for at cost with a carrying value of $247 as at March 31, 2009 ($215 and $172 as at December 31, 2008 and March 31, 2008, respectively).
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
Changes in the fair value of available-for-sale assets are recorded to unrealized gains and (losses) in OCI. Where there is objective evidence that an available-for-sale asset is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets in the interim consolidated statements of operations.
The Company wrote down $72 of impaired available-for-sale assets recorded at fair value during the three months ended March 31, 2009 ($7 in the three months ended March 31, 2008). These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy.
iii) IMPAIRMENT OF HELD-FOR-TRADING ASSETS
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
During the quarter, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $95 (nil in the three months ended March 31, 2008).
7. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2008 annual consolidated financial statements.
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments. The Company’s policy for managing this risk is described in Note 9 of the 2008 annual consolidated financial statements. The estimated impact from policyholder
22     Sun Life Financial Inc. | First Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
obligations of an immediate parallel increase of 1% in interest rates as at March 31, 2009, across the yield curve in all markets, would be an increase in net income in the range of $125 to $175. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $250 to $325.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at March 31, 2009, across the yield curve in all markets, would result in an estimated after-tax decrease in OCI in the range of $350 to $400. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI in the range of $350 to $400.
ii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets.
A description of the equity risk associated with policyholder obligations is included in Note 9 of the 2008 annual consolidated financial statements. The estimated impact from these obligations on the Company from an immediate 10% increase across all equity markets as at March 31, 2009, would be an increase in net income in the range of $250 to $325. Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $250 to $325.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at March 31, 2009, would result in an estimated after-tax increase in OCI in the range of $50 to $100. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI in the range of $50 to $100.
8. Changes in actuarial liabilities
Changes in actuarial liabilities for the three months ended March 31, 2009 and March 31, 2008, are as follows:

	For the three months ended
	March 31	March 31
	2009	2008

Actuarial liabilities, beginning of period	$79,241	$77,936

Change in liabilities on in-force business(1)	(752)	(2,142)
Liabilities arising from new policies	1,280	602

Increase (decrease) in actuarial liabilities	528	(1,540)

Actuarial liabilities before the following:	79,769	76,396
Effect of changes in currency exchange rates	1,342	1,112

Actuarial liabilities, March 31	81,111	77,508
Add: Other policy liabilities	2,265	1,920

Actuarial liabilities and other policy liabilities, March 31	$83,376	$79,428

(1)	Due to the enactment of the tax rules described in Note 9, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.
9. Income taxes
A) INCOME TAXES EXPENSE (BENEFIT)
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. During the first quarter of 2009, tax rules relating to this Section were enacted. The enactment of these tax rules increased the tax benefit recorded in income taxes expense (benefit) in the interim consolidated statements of operations by approximately $174 in the first quarter of 2009. This tax benefit was partially offset by an increase in actuarial liabilities of $135 as described in Note 8, resulting in a net increase in total net income (loss) of $39 in the first quarter of 2009. The tax recovery was also increased during the quarter because of losses occurring in higher taxed jurisdictions.
Sun Life Financial Inc. | sunlife.com     23

Condensed notes to the interim consolidated financial statements (unaudited)
B) INCOME TAXES INCLUDED IN OCI
OCI included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three months ended March 31, 2009 and March 31, 2008:

	For the three months ended

	March 31	March 31
	2009	2008

Unrealized foreign currency gains and losses on net investment hedges	$8	$7
Unrealized gains and losses on available-for-sale assets	84	54
Reclassifications to net income or loss for available-for-sale assets	(13)	6
Unrealized gains and losses on cash flow hedging instruments	—	33
Reclassifications to net income for cash flow hedges	(3)	(2)

Total income taxes benefit (expense) included in OCI	$76	$98

10. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three months ended March 31, 2009 and March 31, 2008:

	For the three months ended

	March 31	March 31
	2009	2008

Pension benefit cost	$9	$10
Other post-retirement benefit expense (income)	$—	$(2)

11. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
In 2008, the Company held an equity investment in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). The Company received distribution fees from CI Financial for sales of its products by agents licensed through the Company. Distribution fees for the three months ended March 31, 2008, of $37 were included in fee income in the interim consolidated statements of operations. The Company’s investment in CI Financial was sold on December 12, 2008, and as a result, CI Financial is no longer a related party of the Company.
12. Commitments, guarantees and contingencies
A) LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
B) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
In 2007, SLF Inc. guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
24     Sun Life Financial Inc. | First Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

	Results for the three months ended

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

March 31, 2009
Revenue	$9	$3,457	$1,687	$(125)	$5,028
Shareholders’ net income (loss)	$(195)	$118	$(291)	$173	$(195)
March 31, 2008
Revenue	$105	$3,232	$750	$(201)	$3,886
Shareholders’ net income (loss)	$551	$362	$144	$(506)	$551

	Assets as at

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

March 31, 2009
Invested assets	$21,078	$80,802	$25,234	$(19,311)	$107,803
Total other assets	$1,443	$11,732	$6,636	$(6,277)	$13,534
Actuarial and other policy liabilities	$—	$66,698	$16,926	$(248)	$83,376
Total other liabilities	$5,576	$15,476	$9,034	$(9,177)	$20,909

December 31, 2008
Invested assets	$20,393	$81,169	$24,103	$(18,787)	$106,878
Total other assets	$4,844	$10,912	$8,942	$(11,743)	$12,955
Actuarial and other policy liabilities	$—	$65,954	$15,484	$(27)	$81,411
Total other liabilities	$7,934	$15,729	$12,242	$(14,892)	$21,013

March 31, 2008
Invested assets	$20,726	$78,741	$23,331	$(19,236)	$103,562
Total other assets	$6,112	$10,114	$11,013	$(15,552)	$11,687
Actuarial and other policy liabilities	$—	$64,745	$14,556	$127	$79,428
Total other liabilities	$9,434	$14,181	$13,552	$(18,847)	$18,320

13. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $371, which is the carrying amount of these assets.
Sun Life Financial Inc. | sunlife.com     25